May 7, 2007

BY FAX AND U.S. MAIL

Charlene A. Grant
Assistant Vice President
Pacific Life Insurance Company
700 Newport Center Drive
Newport Beach, CA 92660

> Re: **Separate Account A of Pacific Life Insurance Co.**
> Initial Registration Statement on Form N-4
> File Nos. 333-141135; 811-08946
>
> **Separate Account A of Pacific Life & Annuity Co.**
> Initial Registration Statement on Form N-4
> File Nos. 333-141136; 811-09203

Dear Ms. Grant:

The staff has reviewed the above-referenced initial registration statements, which the Commission received on March 8, 2007. We have given the registration statements a selective review based on the representation in your letters dated March 8, 2007, that the registration statements are substantially similar to effective registration statements. (File Nos. 033-136597 and 333-136598, respectively.) Based on our selective review, we have the following comments on these filings. (Page numbers refer to the courtesy copy of File No. 333-141135.)

1. **Prospectus Cover Page (p. 1)**

   Please state clearly on the cover page that the variable investment options are portfolios offered by the Pacific Select Fund.

2. **An Overview of Pacific Explorer**

   Please include the surrender charge schedule in this section as per Form N-4, guide 7.

3. **Fee Table (pp. 8-9)**

   a. Please explain supplementally why you believe it appropriate to put the stepped-up benefit rider charge and waiver of withdrawal charge rider under the annual separate account expenses section rather than in the optional rider annual expenses section.

   b. In footnote 8, please include a cross-reference to the location of the description of the protected payment base.

    c. In footnote 11, please include a cross-reference to the location of the description of the guaranteed income base.

    d. Please insert a footnote summarizing, in plain English, the difference between "Account Value" and "Contract Value".

4. Total Annual Fund Operating Expenses (p. 10)

    a. Please confirm supplementally that the range of portfolio expenses reflect gross fees.

    b. In the first paragraph of footnote 1, please remove the language which discusses waivers that will expire on April 30, 2007 and May 1, 2007 as they will not be in effect by the time this registration statement goes effective.

    c. In the third paragraph of footnote 3, please remove the reference to the waiver that is in effect until April 30, 2007 as it will not be in effect by the time this registration statement goes effective. In addition, this waiver should not be reflected in the range of portfolio expenses as the range should reflect gross expenses. The registrant can reflect certain contractual waivers (that are in effect for at least one year from the effectiveness date of this registration statement) in the range of portfolio expenses by adding an additional line beneath the gross expenses to reflect net expenses.

    d. Please confirm supplementally that the range of portfolio expenses reflect any acquired fund fees and expenses as per Form N-4, item 3(a), instr. 17(a).

5. Examples (p. 11)

In the preamble to the example, please state the combination of optional benefit riders used.

6. Withdrawal Charge (p. 23)

Please resolve the inconsistency with the disclosure of page 23 which states the withdrawal charge applies before the annuity date, with the language elsewhere in the prospectus which states that withdrawal charges continue to be imposed if the contractholder selects a variable payout option (p. 30).

7. Expenses of the Fund (p. 28)

    a. Please explain whether any redemption fee the portfolios impose would be assessed against dollar cost averaging programs, asset allocation programs, payment of contract charges, pre-authorized withdrawals, etc.

    b. Please explain supplementally how Pacific Life's netting of trades affect any redemption fees.

8. **Optional Stepped-Up Death Benefit Rider (p. 35)**

    a. Please explain supplementally whether the second bullet under heading "(a)" results in a different outcome from the second bullet point on top of page 33.

        • If so, can the SDBR ever be less than the regular death benefit?

        • If they are intended to be the same, please use consistent language.

    b. Please explain what the applicable charges are. Do you mean account charges?

9. **Free Withdrawals (p. 38)**

    Please explain whether the free withdrawals apply to the variable payout options.

10. **Flexible Lifetime Income Rider (Single & Joint) (p. 40)**

    a. Please explain supplementally whether any investment in the fixed account or outstanding loans make one ineligible for the rider. (*See* first sentence in the Other Optional Riders section.)

    b. The prospectus states that all riders require allocating all value to an allocation model. This should be noted on page 5 in the summary section.

11. **GPA 5 Rider (p. 55)**

    Please resolve the inconsistency between the third bullet point under Purchasing the GPA 5 Rider and the first sentence in the Other Optional Riders section. This comment also applies to the GIA Plus Rider on page 56.

12. **Voting Right (p. 72)**

    Please disclose that as a result of proportional voting, the vote of a small number of contract owners could determine the outcome of a proposal subject to a shareholder vote.

13. **Legal Proceedings**

    Please confirm supplementally that there are no material pending legal proceedings against Pacific Life or its affiliates. (i.e., *Cooper v. PacLife*)

14. **Appendix H**

    Please remove appendix H as it will not be applicable as of the effectiveness date of this registration statement.

15. Powers of Attorney

Please include new Powers of Attorney that specifically describe these registration statements by name or by their '33 Act file numbers as per Rule 483(b).

16. Financial Statements, Exhibits, and Other Information

Please confirm that the financial statements and exhibits will be filed by a pre-effective amendment to the registration statement.

17. Tandy Representation

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the registrant is in possession of all facts relating to the registrant's disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

Notwithstanding our comments, in the event the registration requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

- -

Responses to these comments should be made in a letter to me filed over the EDGAR system and in a pre-effective amendment to the registration statement. If you believe that you do not need to make changes to the registration statement in response to a comment, please indicate that in the letter and explain the basis for your position.

Although we have completed our initial review of the registration statement amendments, the registration statement will be subject to further review after our preliminary comments are resolved. Therefore, please be advised that we may make additional comments on the registration statement and any additional amendments to it. After resolution of all disclosure issues, an appropriate request from the registrant must be made for acceleration of the effective date of the registration statement, as amended.

If you have any questions, please call me at (202) 551-6754. Additionally, copies of documents or letters filed on EDGAR may be emailed to be at kosoffm@sec.gov or transmitted by facsimile to (202) 772-9285. Any mail or deliveries should include a reference to zip code 20549-4644.

Sincerely,

Michael L. Kosoff
Staff Attorney
Office of Insurance Products

Cc: Harry Eisenstein, Branch Chief